

October 2, 2018

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

> **Re:** **ProLung, Inc.**
> **DFAN14A filed by Steven C. Eror et al.**
> **Filed October 1, 2018**
> **File No. 001-38362**

Dear Mr. Freedman:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

1. We note Mr. Eror's statement that he and his fellow participants in the solicitation have already collected consents from shareholders owning more than 50% of the Company's outstanding shares. Please advise us as to whether this statement takes into account revocations of previously-issued consents. To the extent such information is unknown to Mr. Eror and his fellow participants, please qualify the disclosure accordingly. For additional guidance on claims regarding the results of a solicitation, refer to Note d. of Rule 14a-9.

2. Please advise us, with a view toward revised disclosure, why Mr. Eror and his fellow participants do not provide more specificity regarding the timing of their formal delivery of consents to the Board.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3266, with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions